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                 August 9, 2021

       Thomas M. McGeehan
       Chief Financial Officer
       Global Indemnity Group, LLC
       Three Bala Plaza East, Suite 300
       Bala Cynwyd, PA 19004

                                                        Re: Global Indemnity
Group, LLC
                                                            Registration
Statement on Form S-3
                                                            Filed July 30, 2021
                                                            File No. 333-258317

       Dear Mr. McGeehan:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie, Legal Branch
       Chief, at 202-551-3469 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Finance